UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of February, 2016

Commission File Number: 000-36000

XTL Biopharmaceuticals Ltd.

(Translation of registrant’s name into English)

5 HaCharoshet St.,

Raanana 4365603
                       Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Incorporation by Reference: This Form 6-K of XTL Biopharmaceuticals Ltd. is hereby incorporated by reference into the registration statements on Form S-8 (File No. 333-148085, File No. 333-148754 and File No. 333-154795) and Form F-3 (File No. 333-194338).

Notice of an Annual General Meeting

XTL Biopharmaceuticals Ltd

(incorporated and registered in the State of Israel under the Israeli Companies Law – 1999 with registered number 52-003947-0)

Notice is hereby given that an Annual General Meeting (the “Meeting”) of the shareholders of XTL Biopharmaceuticals Ltd. (the “Company”) will be held at the offices of the Company's attorneys, Doron Tikotzky Kantor Gutman Cederboum & Co., at 12 Abba Hillel Silver Road, Ramat-Gan, Israel at 11:00AM. (Israel Time), on Thursday, March 24, 2016.

The Company is a Dual Listed Company, as such term is defined in the Israeli Companies Regulations (Concession for Public Companies Traded on Stock Market Outside of Israel), 4760-2000.

The Meeting is being called for the following purposes:

1.	Financial Statements – To discuss the Company's financial statements and Annual Report for the fiscal year ended December 31, 2014.

2.	Auditor Reappointment - To consider and act upon a proposal to approve the appointment of Kesselman & Kesselman, Israel CPAs, a member firm of PricewaterhouseCoopers International Limited, as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2016 and to authorize the Board of Directors to fix such firm’s annual compensation in accordance with the volume and nature of its services (“Proposal 1”).

3.	Directors Reappointment - To consider and act upon a proposal to re-elect Messrs. David Bassa, Dr. Jonathan Schapiro, Shlomo Shalev, Doron Turgeman and Dr. Dobroslav Melamed to the Board of Directors of the Company, each for a term expiring at the next Annual General Meeting of Shareholders (“Proposal 2”). The Declaration of Directors Qualification is attached hereto as Annex A.

It is hereby clarified that resolutions approving the reappointment and reelection of each director shall be adopted separately.

4.	Remuneration of the Chairman – To consider and act upon a proposal to approve the compensation of Mr. Shlomo Shalev, Chairman of the Board, retroactive as of September 1st, 2015 (respectively “Proposal 3” and the “Effective Date”), as follows:

A.	Monetary Remuneration

A monthly consulting fee of NIS 20,000 plus value added tax, as applicable, per month.

B.	Equity Remuneration

(i)	Grant of 1,500,000 non-tradable stock options exercisable into 1,500,000 ordinary shares of the Company, par value NIS 0.1 per share (the "Shalev Options"). The exercise price of each of the Shalev Options is NIS 0.60 (non-linked), reflecting a price which is more than 100% higher than the average share price of the Company on Tel-Aviv Stock Exchange ("TASE") in the 30 days preceding the date of the Board of Directors' resolution to grant such options.

(ii)	The Shalev Options shall be issued in accordance with Section 102 of the Israeli Income Tax Ordinance (New Version) – 1961 (the "Ordinance").

(iii)	The Shalev Options shall be subject to a vesting period and to adjustments specified in the Company's option plan (the “Option Plan”), as set forth below:

a.	Mr. Shalev shall be entitled to receive the Shalev Options and exercise them within a maximum period of 120 months from the date of grant, subject to the terms and conditions contained herein, and based on a quarterly basis vesting period of 36 months, so that 1/12 of the Shalev Options shall vest on the last day of each three month period as of the Effective Date (the "Vesting Period"). Following the lapse of 36 months, as of the Effective Date, all the) Shalev Options may be exercised, subject to continued engagement of Mr. Shalev during the Vesting Period.

b.	Pursuant to TASE directives, due to the transition to clearing on day T+1 of unlisted shares and convertible securities, the Shalev Options shall not be converted on the determining day for a distribution of bonus shares, rights offering, dividend distribution, capital consolidation, capital split or capital reduction (each of the above will hereinafter be referred to as "Company Event"). Furthermore, should the X-date of the Company Event fall before its determining day, no conversion will be made on that date.

c.	Shares derived from the Shalev Options grant the right to receive invitations to attend Company shareholders meetings and vote therein. All of the Company's shares, including those deriving from the Shalev Options, have equal rights among them, pro rata to the amount of capital paid, or credited as paid, on their par value, with regard to dividends and any other distributions or participation in the distribution of surplus Company assets upon dissolution.

d.	In accordance with the Option Plan, the exercise price and number of unexercised options granted under the Option Plan will be adjusted in the following cases:

i.	The number and class of shares that may be acquired with regard to the exercise of options granted under the Option Plan will be proportionally adjusted to increase or decrease in the number of allotted shares derived from a stock split (including bonus shares), consolidation, exchange of shares, change of classes of shares or a combination of the foregoing. It should be noted that, in each case, the exercise price shall be adjusted so as not to be below the share par value. No adjustments shall be made where securities are issued to the Company's shareholders in a rights offering. The number of shares or the exercise price will not be adjusted where dividends are distributed in cash or deemed as distributed.

ii.	In any event of a merger or consolidation in which the Company is not the surviving entity (an "Acquisition Event"), the options shall be replaced or considered as options granted by the surviving company, in which case the following provisions shall apply: (1) the Vesting Period will not change, provided however that 25% of the options that have not yet vested on the date of the Acquisition Event will vest immediately; and (2) should the offeree's tenure end prior to one year following the Acquisition Event, an additional 25% of any options that have not yet vested on the date of the Acquisition Event will vest immediately.

iii.	In the event of the Company's dissolution, the Board of Directors or a Committee appointed by it shall notify option holders to that effect by providing at least 15 days prior notice, during which period each option holder may exercise all unvested options owned by it whose Vesting Period has not lapsed. In the event of a failure to exercise this right during the said period, the unexercised options shall expire.

iv.	If the Company receives an offer to effect a transaction, whether by way of acquiring the shares of the Company or otherwise, the outcome of which will be a change in control, option holders may exercise all of their options within a six month period commencing on the effective date of the transaction or the date of fulfillment of the conditions precedent to closing the transaction.

Assuming full exercise of the Shalev Options, the total amount of ordinary shares issuable upon exercise of the Shalev Options constitutes 0.55% of the issued share capital of the Company, and 0.50% on a fully diluted basis.

The ordinary shares issued upon exercise of the Shalev Options will be listed under the name of the registration company through which the Company's shares will be registered at the time of exercise.

The Shalev Options and underlying ordinary shares are subject to a six month "restricted" period, in accordance with the provisions of the U.S Securities Act of 1933, as amended, and Rule 144 promulgated thereunder, and conditions specified therein. Ordinary shares issued upon exercise of the Shalev Options shall bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON ________, HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER''

The Compensation Committee and the Board of Directors of the Company have reviewed the suggested remuneration terms of Mr. Shalev and have determined that the suggested terms are in accordance with the approved compensation plan of the Company and advise the shareholders to approve such remuneration terms.

It is hereby clarified that Proposal 3 is contingent upon and subject to Mr. Shalev’s reappointment to the Board of Directors in accordance with Proposal 2.

5.	Options Grant to Mr. Josh Levine, CEO - To consider and act upon a proposal to grant to Mr. Levine 1,000,000 non-tradable stock options, exercisable into 1,000,000 ordinary shares of the Company, par value NIS 0.1 each (the "Levine Options"), following the approval of such grant by the Board of Directors of the Company, based on the recommendations of the Compensation Committee of the Company.

The exercise price of the Levine Options is NIS 0.60 each (non-linked), reflecting a price which is 100% higher than the average share price of the Company in the 30 days preceding the date of the Board of Directors' resolution.

The Levine Options shall be issued in accordance with Section 102 of the Ordinance.

The Levine Options will be subject to a vesting period and to adjustments specified in the Option Plan, as set forth below:

A.	Mr. Levine will be entitled to receive the Levine Options and exercise them within a maximum period of 120 months from the date of allotment, subject to the terms and conditions contained herein, and based on a vesting period of 36 months, so that 4/12 shall vest following the lapse of 12 months from their issuance and the remaining 8/12 shall vest on a quarterly basis (with 1/12 of the Levine Options vesting on the last day of each three month period) (the "Vesting Period"). Following the lapse of 36 months, all the Levine Options may be exercised, subject to continued engagement of Mr. Levine during the Vesting Period.

B.	Pursuant to TASE directives, due to the transition to clearing on day T+1 of unlisted ordinary shares and convertible securities, the Levine Options shall not be converted on the determining day for a distribution of bonus shares, rights offering, dividend distribution, capital consolidation, capital split or capital reduction (each of the above will hereinafter be referred to as "Company Event"). Furthermore, should the X-date of the Company Event fall before its determining day, no conversion will be made on that date.

C.	Shares derived from the Levine Options grant the right to receive invitations to attend Company meetings and vote therein. All of the Company's shares, including those deriving from the Levine Options, have equal rights among them, pro rata to the amount of capital paid, or credited as paid, on their par value, with regard to dividends and any other distributions or participation in the distribution of surplus Company assets upon dissolution.

D.	In accordance with the Option Plan, the exercise price and number of unexercised options granted under the Option Plan will be adjusted in the following cases:

1.	The number and class of shares that may be acquired with regard to the exercise of options granted under the Option Plan will be proportionally adjusted to increase or decrease in the number of allotted shares derived from a stock split (including bonus shares), consolidation, exchange of shares, change of classes of shares or a combination of the foregoing. It should be noted that, in each case, the exercise price shall be adjusted so as not to be below the share par value. No adjustments shall be made where securities are issued by way of rights granted to the Company's shareholders. The number of shares or the exercise price will not be adjusted where dividends are distributed in cash or deemed as distributed.

2.	In any event of an Acquisition Event, the options shall be replaced or considered as options granted by the surviving company, in which case the following provisions shall apply: (1) the Vesting Period will not change, provided however that 25% of the options that have not yet vested on the date of the Acquisition Event will vest immediately; and (2) should the offeree's tenure end prior to one year following the Acquisition Event, an additional 25% of any options that have not yet vested on the date of the Acquisition Event will vest immediately.

3.	In the event of the Company's dissolution, the Board of Directors or a Committee appointed by it shall notify option holders to that effect by providing at least 15 days prior notice, during which period each option holder may exercise all unvested options owned by it whose Vesting Period has not lapsed. In the event of a failure to exercise this right during the said period, the unexercised options shall expire.

4.	If the Company receives an offer to effect a transaction, whether by way of acquiring the shares of the Company or otherwise, the outcome of which will be a change in control, option holders may exercise all of their options within a six month period commencing on the effective date of the transaction or the date of fulfillment of the conditions precedent to closing the transaction.

Assuming full exercise of the Levine Options, the total number of ordinary shares issuable upon exercise shall constitute 0.36% of the Company’s issued and paid up capital of the Company, and 0.33% on a fully diluted basis.

The ordinary shares issued upon exercise will be listed under the name of the registration company through which the Company's shares will be registered at the time of exercise.

The Levine Options and ordinary shares issuable upon exercise of the Levine Options are subject to a six month "restricted" period, in accordance with the provisions of the U.S Securities Act of 1933, as amended, and Rule 144 promulgated thereunder, and conditions specified therein. Ordinary shares issued on account of exercised Levine Options shall bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON ________, HAVE NOT BEEN REGISTERED UNDER THE U.S. SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), OR APPLICABLE SECURITIES LAWS OF ANY STATE OF THE UNITED STATES ("STATE ACTS") AND MAY NOT BE SOLD, ASSIGNED, PLEDGED, TRANSFERRED OR OTHERWISE DISPOSED OF IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR STATE ACTS OR AN EXEMPTION FROM REGISTRATION THEREUNDER''

The Compensation Committee and the Board of Directors of the Company have reviewed the suggested grant to Mr. Levine, have determined that the suggested grant is in accordance with the compensation plan of the Company and recommend that the shareholders approve such grant at the Meeting.

Required Vote and Other Matters

The affirmative vote of the holders of a majority of the voting power represented and voting on such proposals in person or by proxy at the Meeting is necessary for the approval of each of Proposal 1 and Proposal 2.

Each of Proposals 3 and 4 above require the affirmative vote of simple majority of voting power present at the Meeting in person or by proxy and voting thereon, and as long as one of following conditions is met:

a.	The majority of shares that voted for the approval of the respective resolution includes at least majority of the shares held by non-controlling and non-interested shareholders voted at the Meeting (excluding abstain votes); or

b.	The total number of shares of non-controlling and non-interested shareholders that voted against the approval if the respective resolution does not exceed two percent (2%) of the aggregate voting rights in the Company.

The quorum required to hold the Meeting consists of at least two shareholders present in person or by proxy who hold or represent between them at least one-third of the voting rights in the Company. If the Meeting is adjourned for lack of a quorum it will be held on the same day in the following week at the same time and place (with no need for any notice to the shareholders) or until such other later time if we serve notice to the shareholders no less than seven days before the date fixed for the such adjourned meeting (the “Deferred Meeting”). If at a Deferred Meeting there is no quorum present half an hour after the time set for the meeting, any number participating in the Deferred Meeting shall represent a quorum and shall be entitled to discuss the matters set down on the agenda for the original Meeting.

Shareholders of record at the close of business on February 23, 2016, are entitled to notice of, and to vote at the Meeting. Shareholders can vote either by mailing in their proxy or in person by attending the Meeting. If voting by mail, the proxy must be received by at the Company registered office in Israel at least 48 hours prior to the appointed time of the Meeting to be validly included in the tally of ordinary shares voted at the Meeting. If shareholders will attend the Meeting they may vote in person and in such case their proxy will not be used.

Shareholders who do not expect to attend the Meeting in person are requested to mark, date, sign and mail their proxy as promptly as possible. Beneficial owners who hold ordinary shares through members of TASE may either vote their shares in person at the Meeting by presenting a certificate signed by a member of the TASE which complies with the Israel Companies Regulations (Proof of Ownership for Voting in General Meetings)-2000 as proof of ownership of the shares (the "Certificate"), or mail such Certificate along with a duly executed proxy to Doron Tikotzky Kantor Gutman Cederboum & Co. - Law Offices at 12 Abba Hillel Rd., 8th Floor, Ramat Gan, Israel 5250606.

The Notice of the Meeting and the Proxy Form is available for the public at the Israel Securities Authority's site: www.magna.isa.gov.il and at the Company's office at 5 HaCharoshet St, Raanana 4365603, Israel.

Sincerely,

XTL Biopharmaceuticals Ltd.

Exhibit Index

Exhibit No.	Description

99.1	Proxy Card for holders of ordinary shares with respect to the Company’s Annual General Meeting of Shareholders

99.2	Directors’ declarations

SIGNATURES.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

XTL BIOPHARMACEUTICALS LTD.

Date: February 18, 2016	By:	/s/ Josh Levine
Josh Levine
Chief Executive Officer